UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ___)*


Crown American Realty Trust
                                (Name of Issuer)

Common Shares of Beneficial Interest, par value $.01 per share
                         (Title of Class of Securities)

                                 228186-10-2
                                (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              Rule 13d-1(b)
                              Rule 13d-1(c)
                      X       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   228186-10-2             13G             Page  2  of  9  Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Mark E. Pasquerilla ("MEP")

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)
                                                    (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

                          5    SOLE VOTING POWER
                                          145,698
                                          (See Item 4 for explanation)
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY                  6    SHARED VOTING POWER
EACH                                          0
REPORTING
PERSON
WITH                      7    SOLE DISPOSITIVE POWER
                                          145,698
                                          (See Item 4 for explanation)


                          8    SHARED DISPOSITIVE POWER
                                              0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                145,698            (See Item 4 for explanation)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                   (See Item 4 for explanation)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                approx. .56%

12 TYPE OF REPORTING PERSON*
   IN


CUSIP No.   228186-10-2             13G             Page  3  of  9  Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Crown Investments Trust ("CIT")

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)
                                                    (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

                          5    SOLE VOTING POWER
                                          4,138,332
                                          (See Item 4 for explanation)
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY                  6    SHARED VOTING POWER
EACH                                          0
REPORTING
PERSON
WITH                      7    SOLE DISPOSITIVE POWER
                                          4,138,332
                                          (See Item 4 for explanation)

                          8    SHARED DISPOSITIVE POWER
                                              0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,138,332          (See Item 4 for explanation)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                   (See Item 4 for explanation)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                approx. 15%

12 TYPE OF REPORTING PERSON*
   00

Item 1(a)   Name of Issuer.

            Crown American Realty Trust (the "REIT")

Item 1(b)   Address of Issuer's Principal Executive Offices.

            Pasquerilla Plaza
            Johnstown, PA  15901

Item 2(a)   Name of Person Filing.

            Mark E. Pasquerilla ("MEP")
            Crown Investments Trust ("CIT")

Item 2(b)   Address of Principal Business Office, or if None, Residence.

            The address of the principal business office of MEP is:

            Pasquerilla Plaza
            Johnstown, PA  15901

            The address of the principal business office of CIT is:

            c/o Wilmington Trust Company
            Rodney Square North
            1100 North Market Street
            Wilmington, DE  19890

Item 2(c)   Citizenship.

            MEP:  United States
            CIT:  Delaware

Item 2(d)   Title of Class of Securities.

            Common Shares of Beneficial Interest, par value $.01 per share (the "Shares")

Item 2(e)   CUSIP No.

            228186-10-2

Item 3      Statement Filed Pursuant to Rule 13d-1(b), Rule 13d-2(b) or (c).

            None of the categories is applicable to any of the undersigned.

Item 4      Ownership.

           MEP. As calculated under Rule 13d-3, MEP would be deemed to be the beneficial owner, as of December 31, 1999, of approximately 145,698 Shares, or approximately .56% of the total Shares actually outstanding as of such date. This excludes 4,138,332 Shares as to which CIT would be deemed to be the beneficial owner (see below) (as to which, in each case, MEP disclaims beneficial ownership). MEP has sole voting power and sole investment power over all Shares held by him.

           CIT. As calculated under Rule 13d-3, CIT would be deemed to be the beneficial owner, as of December 31, 1999, of approximately 4,138,332 Shares, or approximately 15% of the total Shares that would have been outstanding had a Redemption (see below) occurred as of such date. This includes 2,821,061 Shares currently held by CIT, approximately 10.8% of the total Shares actually outstanding as of December 31, 1999, and additional Shares that CIT has the right to acquire, as described below, but excludes 145,698 Shares currently held by MEP (as to which, CIT disclaims beneficial ownership). CIT has sole voting power and sole investment power over all Shares held by it.

           As of December 31, 1999, CIT owned 9,956,398 partnership units in Crown American Properties, L.P., a Delaware limited partnership ("CAP"), 1,786,459 of which units were held of record by its subsidiary Crown American Investments Company, a Delaware corporation. Pursuant to CAP's partnership agreement, CIT has the right to require CAP to redeem (a "Redemption") part or all of CIT's partnership units for a price equal to the equivalent value of the Shares (on a one-for-one basis). The obligation to redeem CIT's partnership units may be assumed by the REIT and such redemption can then be made for, at the REIT's election, either Shares (on a one-for-one basis) or the cash equivalent thereof, provided that the REIT may not pay for such redemption with Shares to the extent that it would result in CIT beneficially or constructively owning more than 16% of the outstanding Shares. Conversely, CIT may require the REIT to assume the obligation to pay for such redemption with Shares to the extent that CIT owns less than 16% of the outstanding shares.

           The redemption right may be exercised by CIT from time to time (although only once during any calendar year), in whole or in part, subject to the limitation that in any calendar year the redemption right may be exercised only with respect to 20% of (a) the partnership units in CAP held by CIT immediately after the initial public offering of the Shares plus (b) the partnership units, if any, issued to CIT in connection with the acquisition of certain properties from CIT.

           For purposes of the 16% ownership limitation referred to above, CIT is deemed to own Shares held by certain affiliates and related parties. As of December 31, 1999, this included the 145,698 Shares held by MEP, and currently unexercisable options to purchase 120,000 Shares held by Nicholas Pasquerilla. Nicholas Pasquerilla is the uncle of MEP.

           Related Parties. CIT is a Delaware business trust the entire beneficial interest of which is owned by Crown Delaware Holding Corporation, a Delaware corporation ("CDHC"). As the holder of such entire beneficial interest, CDHC has the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares owned by CIT. All the outstanding capital stock of CDHC is owned by Crown Holding Company, a Pennsylvania corporation. The voting common stock of Crown Holding Company is owned by the Frank J. Pasquerilla Revocable Trust, which holds 49%, the Estate of Sylvia Pasquerilla, which holds 49% and MEP who holds 2%. MEP is the co-trustee of the Frank J. Pasquerilla Trust and co-executor of the Estate of Sylvia Pasquerilla. The nonvoting common stock and preferred stock of Crown Holding Company is owned by various trusts and by members of MEP's immediate family. MEP is the President and Chief Executive Officer of Crown Holding Company and CDHC.

Item 5      Ownership of Five Percent or Less of a Class.

            Inapplicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Inapplicable.

Item 8      Identification and Classification of Members of the Group.

            Inapplicable.

Item 9      Notice of Dissolution of Group.

            Inapplicable.

Item 10     Certification.

            Inapplicable.


                                    SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.


                                /s/ Mark E. Pasqurilla
                                Mark E. Pasquerilla



                                CROWN INVESTMENTS TRUST



                                By  /s/ Ronald J. Hamilton
                                    Ronald  J. Hamilton

                                Title: Vice President and Assistant Secretary

Dated:  February 14, 2000

                                    EXHIBIT A


                           AGREEMENT OF FILING PERSONS


          The undersigned by their signatures below agree that the foregoing
Schedule 13G as of December 31, 1999 is filed on behalf of all of the undersigned pursuant to Rule 13-f(1).




                                /s/ Mark E. Pasquerilla
                                Mark E. Pasquerilla



                                CROWN INVESTMENTS TRUST



                                By  /s/ Ronald J. Hamilton
                                    Ronald J. Hamilton

                                Title: Vice President and Assistant Secretary

Dated:  February 14, 2000